SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: October 14, 2026

List of Materials

Documents attached hereto:

This is a translation of the Share Buyback Report for the period from September 1, 2026 to September 30, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on October 14, 2026

[This is a translation of the Share Buyback Report for the period from September 1, 2026 to September 30, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on October 14, 2026]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of September 30, 2026)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 8, 2026 (Period of Repurchase: May 11, 2026 to May 10, 2027）	230,000,000 (Maximum)		500,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) September 1 September 2 September 3 September 4 September 7 September 8 September 9 September 10 September 11 September 14 September 15 September 16 September 17 September 18	491,600 553,600 466,800 421,700 1,008,700 603,600 564,600 239,800 503,500 455,600 394,100 312,600 356,300 519,900	1,982,758,186 2,178,658,919 1,827,173,207 1,639,108,597 3,811,967,780 2,228,071,516 2,047,804,877 866,795,300 1,816,576,794 1,709,768,390 1,474,672,109 1,165,514,501 1,334,422,705 1,922,559,006
Total	―	6,892,400	26,005,851,887
Total number of shares repurchased as of the end of the reporting month	74,473,700		263,357,992,192
Progress of the repurchase (%)	32.38		52.67

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 8, 2026 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

(as of September 30, 2026)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) September 1 September 2 September 3 September 4 September 7 September 9 September 10 September 11 September 14 September 15 September 16 September 18	37,500 18,500 19,500 12,500 29,000 4,000 1,000 1,214,100 16,500 4,000 39,000 10,000	124,389,750 61,365,610 64,682,670 41,463,250 96,194,740 13,268,240 3,317,060 4,027,242,546 54,731,490 13,268,240 129,365,340 33,170,600
Total	―	1,405,600	4,662,459,536
Other (Acquired treasury stock disposed as restricted stock compensation)	―	―	―
Total	―	―	―
Other (Treasury stock delivered under Restricted Stock Units plan)	―	―	―
Total	―	―	―
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	―	―	―
Total	―	―	―
Total amount	1,405,600		4,662,459,536

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of September 30, 2026)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	5,965,316,326
Number of treasury stock	125,470,354

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